Exhibit 1.01

Momentive Performance Materials Inc.

CONFLICT MINERALS REPORT

For the reporting period from January 1 to December 31, 2014

Explanatory Note

This report is an exhibit to the Specialized Disclosure Report on Form SD of Momentive Performance Materials Inc. (the “Company”) for the reporting period from January 1 to December 31, 2014 regarding the use of conflict minerals, which are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“Conflict Minerals”). The Company manufactures chemical products and a complete description of the Company’s business and products is contained in the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”).

Certain terms used in this report are defined in Rule 13p-1 (the “SEC Rule”) under the Securities Exchange Act of 1934, as amended, and in Form SD.

DUE DILIGENCE

Following the country of origin inquiry described in its Specialized Disclosure Report on Form SD, the Company performed due diligence on the source and chain of custody of the Conflict Minerals contained in its products.

Design of Due Diligence Measures

The Company’s due diligence measures were designed to conform in all material respects with the internationally recognized framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for tin, tantalum, tungsten and gold.

Due Diligence Measures Performed

Establishment of Strong Company Management Systems

The Company has established a supply chain policy for minerals originating from conflict-affected and high-risk areas, which can be found on the Company’s external website at www.momentive.com/WorkArea/DownloadAsset.aspx?id=29214. The policy includes a grievance system whereby interested parties can voice concerns or questions on the Company’s program.

The Company has established a cross-functional Conflict Minerals Compliance Steering Committee charged with the following responsibilities:

•	Define a governance plan of the Conflict Minerals compliance program;

•	Develop and oversee a process to report on Conflict Minerals;

•	Develop a Conflict Minerals compliance manual to satisfy SEC Rule requirements; and

•	Periodically assess conflict minerals program components, identify weaknesses and adopt appropriate measures to fully comply with the requirements of the SEC Rule.

In furtherance of the above, the Company established a system of controls and transparency over the mineral supply chain, including, among others:

•	A responsibility assignment plan;

•	A document retention policy;

•	A code of conduct for suppliers and third parties that is posted on the Company’s external website and specifies the Company’s expectations of its suppliers;

•	Use of the EICC GeSI Template as a means to survey suppliers to identify the source of the conflict minerals;

•	A list of frequently asked questions for employees that is posted on the Company’s external website;

•	A list of frequently asked questions for suppliers that is posted on the Company’s external website; and

•	Dialogue with its industry group, the American Chemistry Council.

Identification and Assessment of Risk in the Supply Chain

The Company conducted the investigation utilizing its SAP product database and the investigation showed that 18 products of the Company’s Quartz segment contain minor amounts of raw materials that do or may contain trace amounts of tantalum, tin, tungsten or gold that are necessary to the functionality or the production of the product. Out of approximately 800 suppliers, the Company was able to identify four that provide products or materials that may contain a Conflict Mineral. These purchases account for approximately $4 million, or 0.4% of the Company’s total raw material purchases for the period covered by this report. The Company conducted a good faith reasonable country of origin inquiry of the raw material suppliers that provide the products that may contain a Conflict Mineral to determine whether any Conflict Minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”), or were from recycled or scrap sources. This inquiry consisted of sending a request via email to each of the Company’s four direct suppliers of products containing tantalum, tin, tungsten and gold, inquiring about the origin of the tantalum, tin, tungsten and gold. This request asked the suppliers to provide responses to questions based on the template of the Electronics Industry Citizenship Coalition and Global eSustainability Initiative (“EICC GeSI Template”) which the Company expects to be widely used in the industry. A response was received from each of the suppliers.

The Company then reviewed the responses provided by the surveyed suppliers based on the Company’s supplier response review plan which covers the following scenarios:

•	The supplier was non-responsive;

•	The response was non-conforming;

•	The response was incomplete;

•	The response was inconsistent;

•	The response requires further monitoring; or

•	The response was satisfactory.

Where smelter names were listed, the Company compared those smelters to the smelters listed on the Conflict Free Sourcing Initiative’s Conflict Free Smelter Program (“CFSP”) list. The results from the survey review were reported to the Conflict Minerals Compliance Steering Committee.

Design and Implementation of a Strategy to Respond to Identified Risks

If issues are noted during review of a supplier’s response, the Company conducts follow-up diligence, which may include telephone conversations or other follow-up to gather more information or clarify inconsistent information. This would include situations where a supplier has identified a smelter which is not found on the CFSP list.

The Company also established a Corrective Action Plan, pursuant to which the Company may:

•	Conduct training of supplier to improve responsiveness and information,

•	Reassess the supplier relationship, or

•	Identify an alternative supplier for the raw material or product supplied, if available.

In addition, the Company established a Risk Mitigation Plan that defines each means by which Conflict Minerals could be introduced into the Company’s supply chain and how to identify and assess each risk.

Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

The Company is a downstream consumer of necessary Conflict Minerals and is many steps removed from smelters and refiners who provide minerals and ores. Therefore, the Company does not perform or direct audits of smelters and refiners within the supply chain. As a result, our due diligence efforts relied on cross-industry initiatives such as the CFSP.

Annual Reporting on Supply Chain Due Diligence

In compliance with the SEC Rule, the Company is filing with the SEC a Specialized Disclosure Report on Form SD and this Conflict Minerals Report, which the Company has also posted on its external website at www.momentive.com.

Independent private sector audit

Pursuant to Instruction (2) to Item 1.01 of Form SD, no independent private sector audit was required for this period.

PRODUCT DESCRIPTION

The products from the Company’s Quartz segment are used as a superior substitute for glass. Applications include those requiring transparency and a high level of purity or stress-resistance, such as process equipment for semiconductor manufacturing or lamp lenses for high intensity video projectors. Based on the information obtained through the Company’s due diligence process, a small number of our Quartz segment’s products contain minor amounts of raw materials that do or may contain trace amounts of tantalum, tin, tungsten and gold that are necessary to the functionality or the production of the product. The Company’s four suppliers of Conflict Minerals identified the following smelters used to process those minerals. Each of the identified smelters is on the CFSP list.

Mineral	Smelter Name	Country
Gold/ Tin	Minsur	Peru
	Royal Canadian Mint	Canada
	Metalor USA Refining Corporation	U.S.
	Umicore SA Business Unit Precious Metals Refining	Belgium
	United Precious Metal Refining, Inc.	U.S.

Tungsten	Wolfram Bergbau und Hütten AG	Austria
	Ganzhou Huaxing Tungsten Products Co., Ltd.	China
	Ganzhou Non-ferrous Metals Smelting Co., Ltd.	China
	Global Tungsten & Powders Corp.	U.S.
	Xiamen Tungsten (H.C.) Co., Ltd.	China
	Xiamen Tungsten Co., Ltd	China

Tantalum	Global Advanced Metals Boyertown	U.S.

We have not identified in our products, the presence of any 3TG minerals that support conflict in the Covered Countries. Three of our four suppliers have identified all their smelters as being on the Conflict Free Sourcing Initiative’s CFSP list. One of our suppliers is still in the process of assessing its complex supply chain and has not yet been able to establish the conflict status of all of its raw materials for our products due to the unavailability of complete information. The Company will continue to monitor the efforts of this supplier’s diligence processes.